SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

FIRST QUARTER OF 2017 RESULTS

Derived from consolidated interim financial information reviewed by independent auditors, stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board – IASB.

Rio de Janeiro – May 11, 2017

Main financial highlights

•	Net income of US$ 1,417 million in 1Q-2017, compared to the loss of US$ 318 million in 1Q-2016, as a result of:
▪	lower oil and natural gas imports costs, due to the higher share of national oil in the processed feedstock and to the higher domestic natural gas production;
▪	higher level of exports, that reached 782 thousand barrels per day (bpd), 72% above the 1Q-2016, with higher average prices;
▪	sales, general and administrative expenses 9% lower than 1Q-2016; and
▪	lower expenses associated with asset write-offs and drilling rigs idleness.
•	Adjusted EBITDA* of US$ 8,030 million in 1Q-2017, 48% higher than 1Q-2016, reflecting lower operational expenses and import costs. Adjusted EBITDA Margin* was 37% in 1Q-2017.
•

In 1Q-2017, Free Cash Flow* was positive for the eighth quarter in a row, reaching US$ 4,250 million, 7 times 1Q-2016. This result reflects the combination of improvement in the operational generation and reduction in investments.

•	Gross debt decreased 3%, from US$ 118,370 million as of December 31, 2016 to US$ 115,124 million as of March 31, 2017, a reduction of US$ 3,246 million.
•

Net debt* decreased 1% (US$ 1,388 million), from US$ 96,381 million as of December 31, 2016 to US$ 94,993 million as of March 31, 2017. In addition, liquidity management led to a weighted average maturity of outstanding debt to increase from 7.46 years as of December 31, 2016 to 7.61 years as of March 31, 2017.

•	Reduction of the ratio between Net debt and LTM Adjusted EBITDA*, from 3.76 as of December 31, 2016 to 3.36 as of March 31, 2017. During the same period, leverage decreased from 55% to 54%.
•	Petrobras employees, as of March 31, 2017, were 65,220, a decrease of 17% compared to March, 31, 2016, due to the voluntary separation incentive plan.

Main operating highlights

•	Average crude oil production in Brazil reached 2,182 thousand bpd in 1Q-2017, 10% above the average crude oil production in 1Q-2016.
•	Total crude oil production reached 2,248 thousand bpd in 1Q-2017, an increase of 9% compared to 1Q-2016.
•	In 1Q-2017, output of domestic oil products decreased by 8% when compared to 1Q-2016, to 1,811 thousand bpd. Domestic oil product sales decreased by 5% to 1,951 thousand bpd.
•	The Company sustained the position of net exporter, due to the increase in exports of 72% and reduction in imports of 40%, when compared to1Q-2016.

* See definitions of Free cash flow, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted EBITDA Margin and Net Debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

e-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

BM&F BOVESPA: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

*

* See definitions of Free cash flow, Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt.

Main Items and Consolidated Economic Indicators

	US$ million
	Jan-Mar
	2017	2016	2017 x 2016 (%)	4Q-2016	1Q17 X 4Q16 (%)
Sales revenues	21,737	17,989	21	21,403	2
Gross profit	7,563	5,373	41	6,926	9
Operating income (loss)	4,538	2,084	118	3,577	27
Net finance income (expense)	(2,465)	(2,223)	(11)	(1,612)	(53)
Consolidated net income (loss) attributable to the shareholders of Petrobras	1,417	(318)	546	754	88
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	0.11	(0.02)	650	0.06	83
Adjusted EBITDA *	8,030	5,420	48	7,527	7
Adjusted EBITDA margin* (%)	37	30	7	35	2
Gross margin (%)	35	30	5	32	3
Operating margin (%)	21	12	9	17	4
Net margin (%)	7	(2)	9	4	3

Total capital expenditures and investments	3,670	3,987	(8)	4,269	(14)
Exploration & Production	2,984	3,522	(15)	3,384	(12)
Refining, Transportation and Marketing	265	243	9	308	(14)
Gas & Power	365	75	387	437	(16)
Distribution	23	25	(8)	45	(49)
Biofuel	6	69	(91)	5	20
Corporate	27	53	(49)	90	(70)

Average commercial selling rate for U.S. dollar (R$/U.S.$)	3.15	3.90	(19)	3.30	(5)
Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	3.17	3.56	(11)	3.26	(3)
Variation of the period-end commercial selling rate for U.S. dollar (%)	(2.8)	(8.9)	6	0.4	(3)

Domestic basic oil products price (U.S.$/bbl)	72.42	59.52	22	67.00	8
Brent crude (U.S.$/bbl)	53.78	33.89	59	49.46	9

Domestic Sales price
Crude oil (U.S.$/bbl)	50.70	28.88	76	45.71	11
Natural gas (U.S.$/bbl)	36.18	30.22	20	32.08	13

International Sales price
Crude oil (U.S.$/bbl)	46.21	41.59	11	42.44	9
Natural gas (U.S.$/bbl)	19.73	23.27	(15)	18.34	8

Total sales volume (Mbbl/d)
Diesel	702	798	(12)	707	(1)
Gasoline	539	564	(4)	553	(3)
Fuel oil	56	80	(30)	67	(16)
Naphtha	165	111	49	164	1
LPG	224	218	3	232	(3)
Jet fuel	101	107	(6)	101	−
Others	164	178	(8)	178	(8)
Total oil products	1,951	2,056	(5)	2,001	(2)
Ethanol, nitrogen fertilizers, renewables and other products	99	111	(11)	104	(5)
Natural gas	319	360	(11)	332	(4)
Total domestic market	2,369	2,527	(6)	2,438	(3)
Crude oil, oil products and others exports	782	455	72	649	20
International sales	242	457	(47)	364	(34)
Total international market	1,024	912	12	1,013	1
Total	3,393	3,439	(1)	3,450	(2)

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in glossary and the respective reconciliation in Reconciliation of Adjusted EBITDA.

1Q-2017 x 1Q-2016 Results*:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Real. Although the fluctuation of Brazilian Real affects revenues and expenses in different ways when translated into U.S. dollars, we have only included it in the results of operations discussion when it was a contributing factor to changes in our results of operations as compared to previous periods. In 1Q-2017, the average Brazilian Real appreciated by 19% in relation to U.S. dollar when compared to 1Q-2016.

Gross Profit

Gross profit increased by 41% to US$ 7,563 million in 1Q-2017 when compared to 1Q-2016, mainly due to the effect of foreign exchange translation (the appreciation of the Brazilian Real against the U.S. dollar), the lower oil and natural gas import costs and higher oil and oil products exports. The increase of the domestic oil share in the processed feedstock, the higher natural gas production and the increase of its participation in the sales mix contributed to the reduction of import costs while sales of oil inventory were relevant to the increase in exports. Gross margin reached 35%,

On the other hand, there was reduction in the sale of oil products in the domestic market of 5%, lower revenues from international operations, due to the sale of Petrobras Argentina S.A. (PESA) and of Petrobras Chile Distribuición Ltda. (PCD) and higher production taxes.

Operating income

Operating income was US$ 4,538 million in 1Q-2017, 118% above the 1Q16, reflecting foreign translation effects, lower expenses associated with employees, due to the voluntary separation plan’s impact, the reduced costs of asset write-offs and the decrease in drilling rigs idleness. Despite the increase in exports, there were lower sales expenses, as a result of reduction in freight costs and in domestic sales, as well as reversal in provisions for allowance for impairment with receivables.

Net Finance Expense

Net finance expense of US$ 2,465 million, US$ 242 million higher relative to 1Q-2016 mainly due to the effect of foreign exchange translation, partially offset by the lower foreign exchange losses of the U.S. dollar against the Euro.

Net income (loss) attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras was US$ 1,417 million in 1Q‑2017, compared to a net loss of US$ 318 million in 1Q‑2016, mainly due to increase in exports and reduction in operational expenses.

Adjusted EBITDA**

Adjusted EBITDA increased by 48% when compared to 1Q‑2016, to US$ 8,030 million in 1Q‑2017, mainly due to lower expenses associated with oil and natural gas imports and operating expenses. The Adjusted EBITDA Margin** reached 37% in 1Q‑2017.

Free Cash Flow **

The higher operating cash flow and lower investments resulted in a positive Free Cash Flow** of US$ 4,250 million, 7 times 1Q‑2016.

* Additional information about operating results of 1Q17 x 1Q16, see “Additional Information” item 4.
* See definitions of Free Cash Flow, Adjusted EBITDA and Adjusted EBITDA Margin in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.	*

Exploration & Production Main Indicators

	US$ million
	Jan-Mar
	2017	2016	2017 x 2016 (%)
Sales revenues	10,572	6,056	75
Brazil	10,330	5,681	82
Abroad	242	375	(35)
Gross profit	3,758	727	417
Brazil	3,665	604	507
Abroad	93	123	(24)
Operating expenses	(614)	(923)	33
Brazil	(575)	(869)	34
Abroad	(39)	(54)	28
Operating income (loss)	3,144	(196)	1704
Brazil	3,090	(265)	1266
Abroad	54	69	(22)
Net income (Loss) attributable to the shareholders of Petrobras	2,067	(154)	1442
Brazil	2,021	(182)	1210
Abroad	46	28	64
Adjusted EBITDA of the segment *	5,669	2,359	140
Brazil	5,521	2,165	155
Abroad	148	194	(24)
EBITDA margin of the segment (%)*	54	39	15
Capital expenditures of the segment	2,984	3,522	(15)

Average Brent crude (US$/bbl)	53.78	33.89	59

Sales price - Brazil
Crude oil (US$/bbl)	50.70	28.88	76
Sales price - Abroad
Crude oil (US$/bbl)	46.21	41.59	11
Natural gas (US$/bbl)	19.73	23.27	(15)
Crude oil and NGL production (Mbbl/d)	2,248	2,067	9
Brazil	2,182	1,980	10
Abroad	42	62	(32)
Non-consolidated production abroad	24	25	(4)
Natural gas production (Mbbl/d)	557	549	1
Brazil	501	455	10
Abroad	56	94	(40)
Total production	2,805	2,616	7

Lifting cost - Brazil (US$/barrel)
excluding production taxes	10.83	10.49	3
including production taxes	20.38	13.43	52

Lifting cost – abroad without production taxes (US$/barrel)	4.56	5.62	(19)

Production taxes - Brazil	1,972	552	257
Royalties	993	489	103
Special participation charges	964	51	1790
Rental of areas	15	12	25
Production taxes - Abroad	42	70	(40)

*

* See definitions of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

RESULT BY BUSINESS SEGMENT

EXPLORATION & PRODUCTION

1Q-2017 x 1Q-2016

Gross Profit

Gross profit increased due to higher oil prices and higher production in Brazil, partially offset by increase in production taxes.

Operating income

Operating income reversed the net loss occurred in 1Q-2016, due to higher gross profit, and lower expenses associated with asset write-off and drilling rigs idleness, as well as the non-occurrence of impairment charges in 1Q-2017.

Abroad, operating income reduced due to the sale of Petrobras Argentina (PESA), in July/2016.

Operating Performance

Production

Domestic crude oil and NGL production increased by 10% mainly due to the ramp-up of Lula, Sapinhoá, Golfinho, Parque das Baleias and Marlim Sul fields and the start-up of production on new systems: FPSO Cid. de Caraguatatuba (Lapa) and Cid. de Saquarema (Lula).

The ramp-ups and start-ups mentioned above resulted in an increase of 10% in domestic natural gas production.

Despite the start-up of Saint Malo and Lucius fields, in the United States, the production of oil and NGL abroad declined 32%. Gas production decreased 40% due to the sale of PESA in 2016.

Lifting Cost

Lifting cost increased mainly due to the foreign exchange charges over the costs denominated in Brazilian Real and to an increase in production taxes as a result of higher oil prices. This result was partially offset by production increase and lower expenditures associated with logistics services and personnel. The pre-salt production increase, with lower unit costs, also contributed to lifting cost reduction.

Lifting cost abroad decreased due to the sale of PESA in 2016.

Refining, Transportation and Marketing Main Indicators

	US$ million
	Jan-Mar
	2017	2016	2017 x 2016 (%)
Sales revenues	17,147	13,577	26
Brazil (includes trading operations abroad)	17,455	13,584	28
Abroad	306	738	(59)
Eliminations	(614)	(745)	18
Gross profit	2,346	3,577	(34)
Brazil	2,362	3,607	(35)
Abroad	(16)	(30)	47
Operating expenses	(675)	(637)	(6)
Brazil	(657)	(611)	(8)
Abroad	(18)	(26)	31
Operating income (loss)	1,671	2,940	(43)
Brazil	1,705	2,996	(43)
Abroad	(34)	(56)	39
Net income (loss) attributable to the shareholders of Petrobras	1,291	2,041	(37)
Brazil	1,314	2,095	(37)
Abroad	(23)	(54)	57
Adjusted EBITDA of the segment *	2,296	3,440	(33)
Brazil	2,317	3,478	(33)
Abroad	(21)	(38)	45
EBITDA margin of the segment (%)*	13	25	(12)

Capital expenditures of the segment	265	243	9
Domestic basic oil products price (US$/bbl)	72.42	59.52	22
Imports (Mbbl/d)	290	486	(40)
Crude oil import	93	199	(53)
Diesel import	−	47	(100)
Gasoline import	13	51	(75)
Other oil product import	184	189	(3)
Exports (Mbbl/d)	779	453	72
Crude oil export	609	307	98
Oil product export	170	146	16
Exports (imports), net	489	(33)	1582
Refining Operations - Brazil (Mbbl/d)
Output of oil products	1,811	1,958	(8)
Reference feedstock	2,176	2,176	−
Refining plants utilization factor (%)	77	84	(7)
Feedstock processed (excluding NGL)	1,681	1,836	(8)
Feedstock processed	1,725	1,870	(8)
Domestic crude oil as % of total feedstock processed	95	89	6

Refining Operations - Abroad (Mbbl/d)
Total feedstock processed	56	140	(60)
Output of oil products	59	144	(59)
Reference feedstock	200	230	(13)
Refining plants utilization factor (%)	55	57	(2)

Refining cost - Brazil
Refining cost (US$/barrel)	3.04	2.27	34
Refining cost - Abroad (US$/barrel)	5.22	4.01	30
Sales volume (includes sales to BR Distribuidora and third-parties)
Diesel	648	764	(15)
Gasoline	469	513	(9)
Fuel oil	57	75	(24)
Naphtha	165	111	49
LPG	223	219	2
Jet fuel	114	124	(8)
Others	184	195	(6)
Total domestic oil products (Mbbl/d)	1,860	2,001	(7)

*

* See definitions of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

REFINING, TRANSPORTATION AND MARKETING

1Q-2017 x 1Q-2016

Gross Profit

Gross profit decreased due to lower sales margins, mainly of diesel and gasoline, influenced by increase in Brent prices and in domestic oil, as well as reduction in oil products sales volume in the domestic market.

Operating Income

Operating income decreased due to the lower gross profit and to foreign exchange translation effects over the operating expenses, partially offset by reduced sales and tax expenses.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

Net crude oil exports increased as a result of production growth and of decrease in volume processed in refineries, both domestic and imported.

The reduction in net oil products imports, especially diesel and gasoline, is due to lower domestic market along with the increase in market share of our competitors in the Brazilian market.

Refining Operations

Processed feedstock was 8% lower, mainly due to lower oil products domestic demand and to increase in imports by third parties.

Refining Cost

Refining cost was higher mainly reflecting a decrease in processed feedstock along with higher employee compensation costs attributable to the 2016 Collective Bargaining Agreement.

Gas & Power Main Indicators

	US$ million
	Jan-Mar
	2017	2016	2017 x 2016 (%)
Sales revenues	2,449	2,402	2
Brazil	2,442	2,259	8
Abroad	7	143	(95)
Gross profit	777	468	66
Brazil	775	442	75
Abroad	2	26	(92)
Operating expenses	(282)	(187)	(51)
Brazil	(279)	(183)	(52)
Abroad	(3)	(4)	25
Operating income (loss)	495	281	76
Brazil	496	260	91
Abroad	(1)	21	(105)
Net income (Loss) attributable to the shareholders of Petrobras	325	195	67
Brazil	319	166	92
Abroad	6	29	(79)
Adjusted EBITDA of the segment *	718	474	51
Brazil	718	449	60
Abroad	−	25	(100)
EBITDA margin of the segment (%) *	29	20	9

Capital expenditures of the segment	365	75	387

Physical and financial indicators
Electricity sales (Free contracting market - ACL) - average MW	759	863	(12)
Electricity sales (Regulated contracting market - ACR) - average MW	3,058	3,172	(4)
Generation of electricity - average MW	2,017	2,832	(29)
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh	50	18	181
Imports of LNG (Mbbl/d)	16	74	(78)
Imports of natural gas (Mbbl/d)	118	194	(39)

*

* See definitions of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

GAS & POWER

1Q-2017 x 1Q-2016

Gross Profit

Gross profit increased as a result of lower acquisition costs, mainly due to the reduction of natural gas and LNG imports. Additionally, in spite of the lower thermoelectric demand, natural gas revenues increased due to effects of foreign exchange translation.

Operating income

Operating income increased due to the higher gross profit, as well as to lower sale and tax expenses and higher revenues with take or pay contracts, despite higher provisions for judicial losses.

Operating Performance

Physical and Financial Indicators

There was reduction in natural gas sales, mainly due to reduced thermoelectric demand in the period, resulting in reduction on LNG and Bolivian gas imports.

Distribution Main Indicators

	US$ million
	Jan-Mar
	2017	2016	2017 x 2016 (%)
Sales revenues	6,649	6,453	3
Brazil	6,308	5,639	12
Abroad	341	814	(58)
Gross profit	491	496	(1)
Brazil	462	416	11
Abroad	29	80	(64)
Operating expenses	(313)	(508)	38
Brazil	(296)	(448)	34
Abroad	(17)	(60)	72
Operating income (loss)	178	(12)	1583
Brazil	166	(32)	619
Abroad	12	20	(40)
Net Income (Loss) attributable to the shareholders of Petrobras	118	(6)	2067
Brazil	110	(24)	558
Abroad	8	18	(56)
Adjusted EBITDA of the segment *	217	24	803
Brazil	201	(5)	4115
Abroad	16	29	(45)
EBITDA margin of the segment (%) *	3	−	3

Capital expenditures of the segment	23	25	(8)

Market share - Brazil	29.8%	32.4%	(2.6)

Sales Volumes - Brazil (Mbbl/d)
Diesel	285	312	(9)
Gasoline	190	195	(3)
Fuel oil	45	64	(30)
Jet fuel	53	53	(1)
Others	119	148	(20)
Total domestic oil products	692	773	(10)

*

* See definitions of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

DISTRIBUTION

1Q-2017 x 1Q-2016

Gross Profit

Gross profit remained roughly stable in U.S. dollars, reflecting the effects of foreign exchange translation. In Brazilian Real, there was a decrease in gross profit due to lower sales volumes, caused by a reduction in economic activity in Brazil and loss of market share.

Operating income

Operating income increased, reflecting the losses suffered in the 1Q-2016 with receivables from the electricity sector and with judicial claims.

Operating Performance

Market Share - Brazil

The decrease in market share was mainly due to lower sales to thermoelectric power plants (42%) and to maintenance of the sales margin policy that prioritizes the Company’s profitability maximization strategy.

Additionally, there was higher participation of regional domestic players, as well as fall of the market consumption.

Liquidity and Capital Resources

	U.S.$ million
	Jan-Mar
	2017	2016	4Q-2016
Adjusted cash and cash equivalents* at the beginning of period	21,989	25,837	22,365
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(784)	(779)	(783)
Cash and cash equivalents at the beginning of period	21,205	25,058	21,582
Net cash provided by (used in) operating activities	7,384	4,428	7,210
Net cash provided by (used in) investing activities	(2,626)	(3,713)	(2,094)
Capital expenditures and investments in investees	(3,134)	(3,818)	(3,580)
Proceeds from disposal of assets (divestment)	596	3	1,466
Investments in marketable securities	(88)	102	20
(=) Net cash flow	4,758	715	5,116
Net financings	(6,751)	(4,477)	(5,334)
Proceeds from financing	4,142	1,845	6,401
Repayments	(10,893)	(6,322)	(11,735)
Dividends paid to non-controlling interest	−	−	(73)
Investments by non-controlling interest	(41)	37	27
Effect of exchange rate changes on cash and cash equivalents	42	522	(113)
Cash and cash equivalents at the end of period	19,213	21,855	21,205
Government bonds and time deposits with maturities of more than 3 months at the end of period	918	771	784
Adjusted cash and cash equivalents* at the end of period	20,131	22,626	21,989

Reconciliation of Free cash flow
Net cash provided by (used in) operating activities	7,384	4,428	7,210
Capital expenditures and investments in investees	(3,134)	(3,818)	(3,580)
Free cash flow*	4,250	610	3,630

As of March 31, 2017, the balance of cash and cash equivalents was US$ 19,213 million and the balance of adjusted cash and cash equivalents was US$ 20,131 million. Our principal uses of funds in 1Q-2017 were for repayment of financing (and interest payments) and for capital expenditures. We partially met these requirements with cash provided by operating activities of US$ 7,384 million and with proceeds from financing of US$ 4,142 million.

Net cash provided by operating activities of US$ 7,384 million was mainly generated by higher oil product margins, by the reduction of oil and natural gas import costs, by the higher share of national oil in the processed feedstock, as well as the increase in exports of oil and oil products, with higher prices. These effects were partially offset by lower sales in Brazil and higher production taxes.

Capital expenditures and equity investments totaled US$ 3,134 million in 1Q-2017 (81% in E&P business segment), a 18% decrease when compared to 1Q-2016.

Free cash flow* was positive, amounting to US$ 4,250 million in 1Q-2017, 7 times 1Q-2016.

From January to March 2017, proceeds from financing amounted to US$ 4,142 million. These funds were raised mainly through capital markets transactions and used to roll-over debt and pay capital expenditures. Global notes were issued in international capital markets in the amount of US$ 4 billion, with maturities of 5 and 10 years. The proceeds of those offerings, together with cash were used to tender US$5.58 billion of Petrobras’s existing global notes. In addition, the Company pre-paid debts of US$ 0.75 billion with BNDES and a structured operation in the amount of US$ 0.13 billion.

Repayments of principal and interest totaled US$ 10,893 million in 1Q-2017 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in US$ million, below:

Maturity	2017	2018	2019	2020	2021	2022 and thereafter	Balance at March 31, 2017	Balance at December 31, 2016
Principal	6,105	11,459	18,219	14,036	18,997	46,703	115,519	119,736
Interest	5,508	6,551	5,825	4,680	3,480	31,941	57,985	58,406
Total	11,613	18,010	24,044	18,716	22,477	78,644	173,504	178,142

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net Debt and definitions of Adjusted Cash and Cash Equivalents and Free Cash Flow in glossary.

Consolidated debt

As of March 31, 2017, the gross debt in U.S. dollars decreased 3% when compared to December 31, 2016. The net debt in U.S. dollars reduced 1% when compared to December 31, 2016, mainly as a result of repayments of principal and interest.

Current debt and non-current debt include finance lease obligations of US$ 21 million and US$ 230 million as of March 31, 2017, respectively (US$ 18 million and US$ 226 million on December 31, 2016).

The weighted average maturity of outstanding debt reached 7.61 years as of March 31, 2017 (compared to 7.46 years as of December 31, 2016).

The ratio between Net debt and the LTM Adjusted EBITDA* decreased from 3.76 as of December 31, 2016 to 3.36 as of March 31, 2017, due to the reduction in debt and increase in LTM Adjusted EBITDA.

	U.S.$ million

	03.31.2017	12.31.2016	Δ%
Current debt	11,037	9,773	13
Non-current debt	104,087	108,597	(4)
Total	115,124	118,370	(3)
Cash and cash equivalents	19,213	21,205	(9)
Government securities and time deposits (maturity of more than 3 months)	918	784	17
Adjusted cash and cash equivalents *	20,131	21,989	(8)
Net debt *	94,993	96,381	(1)
Net debt/(net debt+shareholders' equity) - Leverage	54%	55%	(1)
Total net liabilities *	228,590	224,994	2
(Net third parties capital / total net liabilities)	64%	66%	(2)
Net debt/LTM Adjusted EBITDA ratio *	3.36	3.76	(11)
Average maturity of outstanding debt (years)	7.61	7.46	0.15

	US$ million

	03.31.2017	12.31.2016	Δ%
Summarized information on financing
Floating rate or fixed rate
Floating rate debt	63,586	63,978	(1)
Fixed rate debt	51,287	54,148	(5)
Total	114,873	118,126	(3)

Currency
Reais	24,830	24,175	3
US Dollars	81,751	84,951	(4)
Euro	5,911	6,640	(11)
Other currencies	2,381	2,360	1
Total	114,873	118,126	(3)

By maturity
2017	8,073	9,755	(17)
2018	11,403	11,216	2
2019	18,041	20,898	(14)
2020	13,856	16,313	(15)
2021	18,853	18,777	−
2022 years on	44,647	41,167	8
Total	114,873	118,126	(3)

**

* See definition of Adjusted Cash and Cash Equivalents, Net debt, Total Net Liabilities and LTM Adjusted EBITDA in glossary and reconciliation in Reconciliation of LTM Adjusted EBITDA.

ADDITIONAL INFORMATION

1.	Reconciliation of Adjusted EBITDA

Our Adjusted EBITDA is a performance measure computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, impairment of assets and reversals, cumulative foreign exchange adjustments reclassified to the income statement and gains and losses on disposal and write-offs of assets.

In 2016, we revised our presentation of Adjusted EBITDA to better reflect management’s views of the performance of its primary business, by adding back gains and losses on disposal and write-offs of assets and the amount of cumulative translation adjustments reclassified to the income statement as a result of dispositions. We have applied the same methodology to data for earlier periods in this report for comparative purposes.

Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information and a better understanding of the Company's income from its primary business and it must be considered in conjunction with other measures and indicators for a better understanding of the Company's operational performance.

Adjusted EBITDA is also a component of a metric included in the Company’s Business and Management Plan: Net debt / LTM Adjusted EBITDA ratio.

Adjusted EBITDA

	U.S.$ million
	Jan-Mar
	2017	2016	2017 x 2016 (%)	4Q-2016	1Q17 X 4Q16 (%)

Net income (loss)	1,531	(97)	(1,678)	830	84
Net finance income (expenses)	2,465	2,223	11	1,612	53
Income taxes	737	57	1,193	748	(1)
Depreciation, depletion and amortization	3,423	3,235	6	3,410	−
EBITDA	8,156	5,418	51	6,600	24
Results in equity-accounted investments	(195)	(99)	97	387	(150)
Impairment (losses) / reversals	(7)	75	(109)	1,071	(101)
Reclassification of cumulative translation adjustment - CTA	37	−		29	28
Gains and losses on disposal/write-offs of assets	39	26	50	(560)	(107)
Adjusted EBITDA	8,030	5,420	48	7,527	7
Adjusted EBITDA margin (%)	37	30	7	35	2

LTM Adjusted EBITDA

	US$ million
	Last twelve months (LTM) until
	03.31.2017	12.31.2016
Net income (loss)	(2,721)	(4,349)
Net finance income (expenses)	7,997	7,755
Income taxes	1,364	684
Depreciation, depletion and amortization	14,153	13,965
EBITDA	20,793	18,055
Results in equity-accounted investments	122	218
Impairment (losses) / reversals	6,111	6,193
Reclassification of cumulative translation adjustment - CTA	1,494	1,457
Gains and losses on disposal/write-offs of assets	(281)	(293)
Adjusted EBITDA	28,239	25,630

ADDITIONAL INFORMATION

2.	Impact of our Cash Flow Hedge policy*
	US$ million
	Jan-Mar
	2017	2016	2017 x 2016 (%)	4Q-2016	1Q17 X 4Q16 (%)
Total inflation indexation and foreign exchange variation	1,638	5,494	-70	320	412
Deferred Foreign Exchange Variation recognized in Shareholders' Equity	(1,736)	(5,630)	69	293	(692)
Reclassification from Shareholders’ Equity to the Statement of Income	(774)	(742)	-4	(730)	-6
Net Inflation indexation and foreign exchange variation	(872)	(878)	1	(117)	-645

The reclassification of foreign exchange variation expense from Shareholders’ Equity to the Income Statement in 1Q-2017 increased 6% compared to 4Q‑2016 in U.S.dollars, and remained roughly stable without foreign exchange translation effects, given that there were no anticipated reclassifications of foreign exchange variation expenses from Shareholders’ Equity to the Income Statement as a result of planned exports that were no longer expected to occur or did not occur.

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the income statement may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a US$ 0.6 million reclassification adjustment from equity to the income statement would occur.

The expected annual realization of the foreign exchange variation balance in shareholders’ equity, on March 31, 2017, is set out below:

	Consolidated

	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(3,927)	(4,741)	(1,153)	(2,909)	(1,419)	(624)	(618)	782	(14,609)

* See information on Formal Notice from CVM in note 5 to the Company’s Interim Financial Statements for the period ended March 31, 2017.

ADDITIONAL INFORMATION

3.	Special Items

US$ million
Jan-Mar
2017	2016		Items of Income Statement	4Q-2016

(205)	(76)	(Losses)/Gains on legal proceedings	Other income (expenses)	474
(37)	−	Cumulative translation adjustment - CTA	Other income (expenses)	(29)
−	(13)	State Tax Amnesty Program / PRORELIT	Other income (expenses)	(32)
−	−	Amounts recovered relating to Lava Jato Operation	Other income (expenses)	62
−	−	Gains / (losses) on decommissioning of returned/abandoned areas	Several	493
1	−	Gains (losses) on Disposal of Assets	Other income (expenses)	1,027
(13)	(75)	Impairment of assets and investments	Several	(1,125)
35	(139)	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(8)
87	−	Voluntary Separation Incentive Plan – PIDV	Other income (expenses)	(121)
(132)	(303)	Total		741

Impact of the impairment of assets and investments on the Company´s Income Statement:

7	(75)	Impairment		(1,071)
(20)	−	Results in equity-accounted investments		(54)
(13)	(75)	Impairment of assets and investments		(1,125)

Impact of the effects of State Tax Amnesty Program and of Program of Reduction of Tax Litigation (PRORELIT) on the Company’s Income Statement:

−	(11)	Tax expenses		(26)
−	(2)	Interest expenses		(6)
−	(13)	State Tax Amnesty Program / PRORELIT		(32)

These special items are related to the Company’s businesses and based on management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

ADDITIONAL INFORMATION

4. Results of Operations of 1Q-2017 compared to 1Q-2016 (additional information):

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Real. Although the fluctuation of the Brazilian Real affects revenues and expenses in different ways when translated into U.S. dollars, we have only included it in the results of operations discussion below when it was a contributing factor to changes in our results of operations as compared to previous periods. In 1Q-2017, the average Brazilian Real appreciated by 19% in relation to U.S. dollar when compared to 1Q-2016.

Sales revenues were US$ 21,737 million in 1Q-2017, a 21% increase (US$ 3,748 million) when compared to US$ 17,989 million in 1Q-2016 mainly due to:

•	Higher domestic revenues (US$ 1,979 million), as a result of:
✓

Higher oil products revenues (US$ 1,909 million), reflecting the higher average prices of diesel and gasoline when expressed in U.S. Dollar, the impacts of the increase in international prices over naphtha, jet fuel and fuel oil, as well as the price of LPG in bulk, which increased by 12.3% since December 7, 2016. These effects were partially offset by the 5% decrease on oil products sales volume.

✓	Natural gas revenues increased by US$ 49 million, as a result of the higher average prices when expressed in U.S. Dollar, despite the lower thermoelectric demand; and
✓

Electricity revenues, which are mainly derived from electricity generation, remained relatively flat (US$ 8 million), due to the effects of foreign exchange translation, which were substantially offset by the impacts of the improved hydrological conditions in Brazil.

•

Higher export revenues (US$ 2,371 million), mainly reflecting the increased volume of crude oil export, due to the lower domestic demand and higher domestic production, as well as the higher crude oil and oil product prices, following the increase in international prices.

•	Lower revenues from operations abroad (US$ 602 million), due to the sale of the Company’s subsidiaries Petrobras Argentina S.A. (PESA) and Petrobras Chile Distribución Ltda.

Sales revenues were significantly affected when translated into U.S. dollars. In 1Q-2017, sales revenues decreased by 3% when expressed in Brazilian Real (the main functional currency of Petrobras Group) and compared to 1Q-2016. These foreign exchange translation effects totaled US$ 4,252 million, impacting each component in different ways.

Cost of sales was US$ 14,174 million in 1Q-2017, a 12% increase (US$ 1,558 million) compared to US$ 12,616 million in 1Q-2016, reflecting:

•	Foreign exchange translation effects which increased the cost of sales when expressed in U.S. dollars, reflecting the appreciation of the average Brazilian Real;
•	Higher production taxes expenses as a result of higher international prices; and
•	Higher crude oil export volume.

These effects were partially offset by:

•

Lower import costs of natural gas and crude oil, generated by the lower economic activity, by the decreased share of oil products in domestic market and by the lower thermoelectric demand. The higher share of domestic natural gas on sales mix and the increased share of domestic crude oil on feedstock processed also contributed to the decreased import costs;

•	Decreased costs from operations abroad mainly attributable to the sale of Petrobras Argentina S.A. (PESA) and Petrobras Chile Distribución Ltda.; and
•	Lower depreciation charges related to crude oil production, as a result of impairment losses in 2016.

Cost of sales was significantly affected when translated into U.S. dollars. In 1Q-2017, cost of sales decreased by 10% when expressed in Brazilian Real and compared to 1Q-2016. These effects totaled US$ 2,773 million, impacting each component in different ways.

Selling expenses were US$ 760 million in 1Q-2017, a 21% decrease (US$ 199 million) compared to US$ 959 million in 1Q-2016, mainly due to:

•	Lower freight expenses, due to decreased domestic sales volume;
•	The effect of the sale of Petrobras Argentina S.A. (PESA) and Petrobras Chile Distribuición Ltda. (PCD); and
•	Reversal of allowance for impairment of trade receivables from companies in the electricity sector in 1Q-2017, compared to the allowance for similar impairments recognized in 1Q‑2016.

General and administrative expenses were US$ 733 million in 1Q-2017, an 8% increase (US$ 55 million) compared to US$ 678 million in the 1Q-2016, mainly due to foreign exchange translation effects, which increased the General and administrative expenses when expressed in U.S. dollars. These effects were partially offset by the lower personnel expenses mainly generated by employee separations in the scope of the voluntary separation incentive plans implemented from 2014 to 2016 (PIDV2014/2016), as well as by lower third-party expenses.

General and administrative expenses were significantly affected when translated into U.S. dollars. In 1Q-2017, general and administrative expenses decreased by 13% when expressed in Brazilian Real and compared to 1Q-2016. These effects totaled US$ 143 million, affecting each component in different ways.

Exploration costs were US$ 94 million in 1Q-2017, a 68% decrease (US$ 199 million) compared to US$ 293 million in 1Q-2016, mainly due to lower exploration expenditures written off as dry hole or sub-commercial wells.

Other expenses, net were US$ 1,239 million in 1Q-2017, a 14% increase (US$ 148 million) when compared to US$ 1,091 million in 1Q-2016, mainly due to:

•	Higher pension and medical benefit expenses associated with retirees (US$ 170 million), due to unwinding of discount over an increased net actuarial obligation;
•	Higher losses on legal, administrative and arbitral proceedings (US$ 106 million) when expressed in U.S. dollars;
•	Negative cumulative translation adjustment recycled from shareholders’ equity to the statement of income due to divestment of assets in the 1Q-2017 (US$ 37 million);
•	Lower unscheduled stoppage expenses, mainly due to lower equipment idleness (US$ 93 million); and
•	Reversal of expenses related to the voluntary separation incentive plan, as a result of cancellation of enrollments by some employees (US$ 87 million).

Other expenses, net were significantly affected when translated into U.S. dollars. In 1Q-2017, other expenses, net decreased by 9% when expressed in Brazilian Real and compared to 1Q-2016. These effects totaled US$ 243 million, affecting each component in different ways.

Net finance expense was US$ 2,465 million in 1Q-2017, a 11% increase (US$ 242 million) when compared to US$ 2,223 million in 1Q-2016, due to:

•	Higher finance expenses (US$ 318 million), reflecting:
(i)	Foreign exchange translation effects, which increased finance expenses when expressed in U.S. dollars, reflecting the appreciation of the average Brazilian Real;
(ii)

Increase in finance expenses abroad resulting from the repurchase of bonds through the wholly-owned subsidiary Petrobras Global Finance BV (PGF), in January 2017, partially offset by the appreciation of the average Brazilian Real;

(iii)

Higher capitalized interest, mainly due to the increase in the average balance of works in progress and to the higher capitalization rate, partially offset by the lower average conversion rate in 2017; and

(iv)	Debts settled in advance during 4Q-2016 reduced the amount of finance expenses in 1Q-2017.

•	Flat foreign exchange and inflation indexation charges in 1Q-2017 (US$ 6 million lower), mainly due to:

(i)	Foreign exchange translation effects, which increased the foreign exchange and inflation indexation charges when expressed in U.S. dollars, reflecting the appreciation of the average Brazilian Real;
(ii)	Decreased impact of the depreciation of the U.S. dollar against the Euro on the Company’s net debt in the 1Q-2017, compared to the 1Q-2016;
(iii)

Higher foreign exchange charges over the positive exposure in U.S. dollar against the Brazilian Real in the 1Q-2017 (appreciation of Brazilian Real), net of the reclassification of cumulative foreign exchange variation from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting;

(iv)

Negative foreign exchange variation generated by the impact of a 1.2% depreciation of the U.S. dollar against the Pound Sterling on the Company’s net debt denominated in Pound Sterling in the 1Q-2017, compared to the positive foreign exchange variation due to the 3.0% appreciation in the 1Q-2016; and

(v)	Lower Brazilian Real x Euro exposure due to the settlement of intercompany loans.

Net finance expense was significantly affected when translated into U.S. dollars. In 1Q-2017, net finance expense decreased by 11% when expressed in Brazilian Real and when compared to 1Q-2016. These foreign exchange translation effects totaled US$ 482 million, affecting each component in different ways.

Income taxes expenses (corporate income tax and social contribution) of US$ 737 million in 1Q-2017, compared to US$ 57 million in 1Q-2016, mainly due to the taxable results generated in the period. For more information about income taxes expenses, see Note 19.4 to the Company’s unaudited interim financial statements.

FINANCIAL STATEMENTS

Interim Income Statement - Consolidated

	U.S.$ million
	Jan-Mar
	2017	2016	4Q-2016
Sales revenues	21,737	17,989	21,403
Cost of sales	(14,174)	(12,616)	(14,477)
Gross profit	7,563	5,373	6,926
Selling expenses	(760)	(959)	(926)
General and administrative expenses	(733)	(678)	(894)
Exploration costs	(94)	(293)	(428)
Research and development expenses	(107)	(129)	(99)
Other taxes	(92)	(139)	(260)
Other expenses, net*	(1,239)	(1,091)	(742)
	(3,025)	(3,289)	(3,349)
Operating income (loss)	4,538	2,084	3,577
Finance income	297	227	242
Finance expenses	(1,890)	(1,572)	(1,737)
Foreign exchange gains (losses) and inflation indexation charges	(872)	(878)	(117)
Net finance income (expense)	(2,465)	(2,223)	(1,612)
Results in equity-accounted investments	195	99	(387)
Income (loss) before income taxes	2,268	(40)	1,578
Income taxes	(737)	(57)	(748)
Net income (loss)	1,531	(97)	830
Net income (loss) attributable to:
Shareholders of Petrobras	1,417	(318)	754
Non-controlling interests	114	221	76
	1,531	(97)	830

*Includes impairment (reversal of US$ 7 million in 1Q-2017 and expenses of US$ 75 million in 1Q-2016 and of US$ 1,071 million in 4Q-2016).

FINANCIAL STATEMENTS

Interim Statement of Financial Position – Consolidated

ASSETS	U.S.$ million
	03.31.2017	12.31.2016

Current assets	42,311	44,769
Cash and cash equivalents	19,213	21,205
Marketable securities	918	784
Trade and other receivables, net	4,432	4,769
Inventories	8,260	8,475
Recoverable taxes	2,578	2,502
Assets classified as held for sale	4,965	5,728
Other current assets	1,945	1,306
Non-current assets	206,410	202,214
Long-term receivables	20,028	20,420
Trade and other receivables, net	4,580	4,551
Marketable securities	225	90
Judicial deposits	4,426	3,999
Deferred taxes	3,137	4,307
Other tax assets	3,212	3,141
Advances to suppliers	1,154	1,148
Other non-current assets	3,294	3,184
Investments	3,377	3,052
Property, plant and equipment	179,660	175,470
Intangible assets	3,345	3,272
Total assets	248,721	246,983

LIABILITIES	U.S.$ million
	03.31.2017	12.31.2016
Current liabilities	24,767	24,903
Trade payables	4,711	5,762
Finance debt and Finance lease obligations	11,037	9,773
Taxes payable	3,818	3,755
Payroll and related charges	1,900	2,197
Pension and medical benefits	900	820
Liabilities associated with assets classified as held for sale	393	492
Other current liabilities	2,008	2,104
Non-current liabilities	141,731	144,530
Finance debt and Finance lease obligations	104,087	108,597
Deferred taxes	249	263
Pension and medical benefits	22,566	21,477
Provision for decommissioning costs	10,553	10,252
Provisions for legal proceedings	3,758	3,391
Other non-current liabilities	518	550
Shareholders' equity	82,223	77,550
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(25,729)	(30,322)
Non-controlling interests	851	771
Total liabilities and shareholders' equity	248,721	246,983

FINANCIAL STATEMENTS

Interim Statement of Cash Flows – Consolidated

	US$ million

	Jan-Mar
	2017	2016	4Q-2016
Net income (loss)	1,531	(97)	830
(+) Adjustments for:	5,853	4,525	6,380
Depreciation, depletion and amortization	3,423	3,235	3,410
Foreign exchange, indexation and finance charges	2,497	2,238	1,715
Results in equity-accounted investments	(195)	(99)	387
Reclassification of cumulative translation adjustment and other comprehensive income	59	−	29
Revision and unwinding of discount on the provision for decommissioning costs	192	148	(322)
Allowance (reversals) for impairment of trade and others receivables	(2)	129	652
Gains and losses on disposal / write-offs of assets	39	26	(560)
Deferred income taxes, net	475	(361)	425
Exploration expenditures written-off	8	148	315
Impairment of assets	(7)	75	1,071
Inventory write-down to net realizable value	23	301	38
Pension and medical benefits (actuarial expense)	692	513	604
Judicial deposits	(302)	(98)	(493)
Inventories	386	(428)	(218)
Trade and other receivables, net	481	917	(840)
Trade payables	(1,046)	(965)	351
Pension and medical benefits	(156)	(112)	(275)
Taxes payable	95	(568)	883
Income taxes paid	(84)	(69)	(118)
Other assets and liabilities	(725)	(505)	(674)
(=) Net cash provided by (used in) operating activities	7,384	4,428	7,210
(-) Net cash provided by (used in) investing activities	(2,626)	(3,713)	(2,094)
Capital expenditures, investments in investees and dividends received	(3,134)	(3,818)	(3,580)
Proceeds from disposal of assets (divestment)	596	3	1,466
Divestment (investment) in marketable securities	(88)	102	20
(=) Net cash flow	4,758	715	5,116
(-) Net cash provided by (used in) financing activities	(6,792)	(4,440)	(5,380)
Proceeds from financing	4,142	1,845	6,401
Repayment of principal	(9,223)	(4,373)	(9,735)
Repayment of interest	(1,670)	(1,949)	(2,000)
Dividends paid to non-controlling interest	−	−	(73)
Investments by non-controlling interest	(41)	37	27
Effect of exchange rate changes on cash and cash equivalents	42	522	(113)
(=) Net increase (decrease) in cash and cash equivalents in the period	(1,992)	(3,203)	(377)
Cash and cash equivalents at the beginning of period	21,205	25,058	21,582
Cash and cash equivalents at the end of period	19,213	21,855	21,205

SEGMENT INFORMATION

Interim Consolidated Income by Segment – 1Q-2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	10,572	17,147	2,449	52	6,649	−	(15,132)	21,737
Intersegments	10,216	4,058	704	50	104	−	(15,132)	−
Third parties	356	13,089	1,745	2	6,545	−	−	21,737
Cost of sales	(6,814)	(14,801)	(1,672)	(57)	(6,158)	−	15,328	(14,174)
Gross profit	3,758	2,346	777	(5)	491	−	196	7,563
Expenses	(614)	(675)	(282)	1	(313)	(1,162)	20	(3,025)
Selling expenses	(32)	(438)	(75)	(1)	(238)	2	22	(760)
General and administrative expenses	(78)	(117)	(53)	(7)	(68)	(410)	−	(733)
Exploration costs	(94)	−	−	−	−	−	−	(94)
Research and development expenses	(52)	(3)	(4)	−	−	(48)	−	(107)
Other taxes	(10)	(18)	(20)	(3)	(6)	(35)	−	(92)
Other expenses, net	(348)	(99)	(130)	12	(1)	(671)	(2)	(1,239)
Operating income (loss)	3,144	1,671	495	(4)	178	(1,162)	216	4,538
Net finance income (expense)	−	−	−	−	−	(2,465)	−	(2,465)
Results in equity-accounted investments	11	173	28	(17)	−	−	−	195
Income (loss) before income taxes	3,155	1,844	523	(21)	178	(3,627)	216	2,268
Income taxes	(1,069)	(568)	(168)	1	(60)	1,200	(73)	(737)
Net income (loss)	2,086	1,276	355	(20)	118	(2,427)	143	1,531
Net income (loss) attributable to:
Shareholders of Petrobras	2,067	1,291	325	(20)	118	(2,507)	143	1,417
Non-controlling interests	19	(15)	30	−	−	80	−	114
	2,086	1,276	355	(20)	118	(2,427)	143	1,531

Interim Consolidated Income by Segment – 1Q-2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	6,056	13,577	2,402	58	6,453	−	(10,557)	17,989
Intersegments	5,880	3,979	545	56	97	−	(10,557)	−
Third parties	176	9,598	1,857	2	6,356	−	−	17,989
Cost of sales	(5,329)	(10,000)	(1,934)	(63)	(5,957)	−	10,667	(12,616)
Gross profit	727	3,577	468	(5)	496	−	110	5,373
Expenses	(923)	(637)	(187)	(31)	(508)	(1,021)	18	(3,289)
Selling expenses	(43)	(450)	(111)	(1)	(376)	(2)	24	(959)
General and administrative expenses	(87)	(101)	(51)	(5)	(56)	(377)	(1)	(678)
Exploration costs	(293)	−	−	−	−	−	−	(293)
Research and development expenses	(54)	(17)	(5)	(1)	−	(52)	−	(129)
Other taxes	(16)	(37)	(43)	(1)	(10)	(32)	−	(139)
Other expenses, net	(430)	(32)	23	(23)	(66)	(558)	(5)	(1,091)

Operating income (loss)	(196)	2,940	281	(36)	(12)	(1,021)	128	2,084
Net finance income (expense)	−	−	−	−	−	(2,223)	−	(2,223)
Results in equity-accounted investments	(26)	96	14	11	2	2	−	99
Income (loss) before income taxes	(222)	3,036	295	(25)	(10)	(3,242)	128	(40)
Income taxes	68	(999)	(95)	12	4	998	(45)	(57)
Net income (loss)	(154)	2,037	200	(13)	(6)	(2,244)	83	(97)
Net income (loss) attributable to:
Shareholders of Petrobras	(154)	2,041	195	(13)	(6)	(2,464)	83	(318)
Non-controlling interests	−	(4)	5	−	−	220	−	221
	(154)	2,037	200	(13)	(6)	(2,244)	83	(97)

Other Income (Expenses) by Segment – 1Q-2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(412)	(9)	(11)	−	−	−	−	(432)
Pension and medical benefits - retirees	−	−	−	−	−	(487)	−	(487)
Gains / (losses) related to legal, administrative and arbitration proceedings	(32)	(43)	(228)	−	(26)	(70)	−	(399)
Profit sharing	(34)	(17)	(3)	−	−	(34)	−	(88)
Institutional relations and cultural projects	−	−	−	−	(7)	(44)	−	(51)
Gains / (losses) on disposal/write-offs of assets (*)	(20)	(25)	1	3	1	1	−	(39)
Allowance for impairment of other receivables	(26)	(6)	−	−	−	(3)	−	(35)
Operating expenses with thermoelectric power plants	−	−	(24)	−	−	−	−	(24)
Health, safety and environment	(2)	1	(1)	−	−	(11)	−	(13)
Impairment (losses) / reversals	−	7	−	−	−	−	−	7
Government grants	2	4	18	1	−	−	−	25
Voluntary Separation Incentive Plan - PIDV	37	(28)	56	−	7	15	−	87
Ship/Take or Pay agreements	−	−	89	−	−	−	−	89
Expenses/Reimbursements from E&P partnership operations	92	−	−	−	−	−	−	92
Others	47	17	(27)	8	24	(1)	(2)	66
	(348)	(99)	(130)	12	(1)	(671)	(2)	(1,239)

Other Income (Expenses) by Segment – 1Q-2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(507)	(9)	(8)	−	−	(1)	−	(525)
Pension and medical benefits - retirees	−	−	−	−	−	(317)	−	(317)
Gains / (losses) related to legal, administrative and arbitration proceedings	(8)	(9)	(2)	−	(91)	(183)	−	(293)
Institutional relations and cultural projects	(2)	(1)	−	−	(3)	(55)	−	(61)
Gains / (losses) on disposal/write-offs of assets (*)	(10)	(8)	(10)	−	2	−	−	(26)
Allowance for impairment of other receivables	−	(4)	−	−	−	(10)	−	(14)
Operating expenses with thermoelectric power plants	−	−	(28)	−	−	−	−	(28)
Health, safety and environment	(4)	(4)	(2)	−	−	(10)	−	(20)
Impairment (losses) / reversals	(75)	−	−	−	−	−	−	(75)
Government grants	1	6	3	−	−	−	−	10
Ship/Take or Pay agreements	4	−	42	−	−	−	−	46
Expenses/Reimbursements from E&P partnership operations	140	−	−	−	−	−	−	140
Others	38	(3)	22	(23)	25	18	(5)	72
	(430)	(32)	23	(23)	(66)	(558)	(5)	(1,091)

(*) Includes losses on advances to suppliers, returned areas and cancelled projects.

Interim Consolidated Assets by Segment – 03.31.2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	142,150	52,994	21,306	521	5,790	31,210	(5,250)	248,721

Current assets	5,712	11,617	4,537	271	2,535	22,333	(4,694)	42,311
Non-current assets	136,438	41,377	16,769	250	3,255	8,877	(556)	206,410
Long-term receivables	7,466	3,597	1,334	134	1,044	6,959	(506)	20,028
Investments	1,410	1,431	511	14	5	6	−	3,377
Property, plant and equipment	125,149	36,159	14,585	102	1,978	1,737	(50)	179,660
Operating assets	93,000	31,742	12,081	99	1,688	1,369	(50)	139,929
Assets under construction	32,149	4,417	2,504	3	290	368	−	39,731
Intangible assets	2,413	190	339	−	228	175	−	3,345

Interim Consolidated Assets by Segment – 12.31.2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	140,096	52,580	19,488	522	6,230	33,769	(5,702)	246,983

Current assets	5,604	12,460	3,592	405	3,039	24,934	(5,265)	44,769
Non-current assets	134,492	40,120	15,896	117	3,191	8,835	(437)	202,214
Long-term receivables	7,630	3,312	2,006	4	1,017	6,838	(387)	20,420
Investments	1,449	1,104	466	13	14	6	−	3,052
Property, plant and equipment	123,056	35,515	13,094	100	1,936	1,819	(50)	175,470
Operating assets	90,716	31,150	11,862	97	1,654	1,472	(50)	136,901
Assets under construction	32,340	4,365	1,232	3	282	347	−	38,569
Intangible assets	2,357	189	330	−	224	172	−	3,272

Reconciliation of Consolidated Adjusted EBITDA by Segment – 1Q-2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	2,086	1,276	355	(20)	118	(2,427)	143	1,531
Net finance income (expenses)	−	−	−	−	−	2,465	−	2,465
Income taxes	1,069	568	168	(1)	60	(1,200)	73	737
Depreciation, depletion and amortization	2,505	607	224	1	40	46	−	3,423
EBITDA	5,660	2,451	747	(20)	218	(1,116)	216	8,156
Results in equity-accounted investments	(11)	(173)	(28)	17	−	−	−	(195)
Impairment (losses) / reversals	−	(7)	−	−	−	−	−	(7)
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	37	−	37
Gains and losses on disposal/write-offs of assets	20	25	(1)	(3)	(1)	(1)	−	39
Adjusted EBITDA *	5,669	2,296	718	(6)	217	(1,080)	216	8,030

Reconciliation of Consolidated Adjusted EBITDA by Segment – 1Q-2016

*	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	(154)	2,037	200	(13)	(6)	(2,244)	83	(97)
Net finance income (expenses)	−	−	−	−	−	2,223	−	2,223
Income taxes	(68)	999	95	(12)	(4)	(998)	45	57
Depreciation, depletion and amortization	2,470	492	183	3	38	49	−	3,235
EBITDA	2,248	3,528	478	(22)	28	(970)	128	5,418
Results in equity-accounted investments	26	(96)	(14)	(11)	(2)	(2)	−	(99)
Impairment (losses) / reversals	75	−	−	−	−	−	−	75
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−	−	−
Gains and losses on disposal/write-offs of assets	10	8	10	−	(2)	−	−	26
Adjusted EBITDA *	2,359	3,440	474	(33)	24	(972)	128	5,420

* See definition of Adjusted EBITDA in glossary.

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil - Daily volume of crude oil and NGL processed.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, government take and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

LPG - Liquified crude oil gas.

LNG - Liquified natural gas.

Operating indicators - Indicators used for businesses management and are not reviewed by independent auditor.

NGL - Natural gas liquids.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Operating margin - Calculated based on operating income (loss) excluding write-offs of overpayments incorrectly capitalized.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Market share - Relation between Distribution sales and total market. Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

Total liabilities net - Total liability less adjusted cash and cash equivalents.

PESA – Petrobras Argentina S.A.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Domestic crude oil sales price - Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Jet fuel – Aviation fuel.

Net Income by Business Segment - Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.

On March 31st, 2017, the presentation related to the business segment information reflects the Chief Operating Decision Maker assessment related to the performance and the business resources allocation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

____________________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer